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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

    COMMISSION FILE NO. 0-16421                COMMISSION FILE NO. 0-22836-01

 PROVIDENT BANKSHARES CORPORATION             SOUTHERN FINANCIAL CAPITAL TRUST I
   (Exact name of registrant as                 (Exact name of registrant as
     specified in its charter)                   specified in its charter)
     114 EAST LEXINGTON STREET                   114 EAST LEXINGTON STREET
     BALTIMORE, MARYLAND 21202                   BALTIMORE, MARYLAND 21202
         (410) 277-7000                              (410) 277-7000
(Address and telephone number of             (Address and telephone number of
   principal executive offices)                principal executive offices)

     SOUTHERN FINANCIAL CAPITAL TRUST I $0.55 REDEEMABLE CAPITAL SECURITIES
                 (LIQUIDATION AMOUNT $5.00 PER CAPITAL SECURITY)
                     AND THE GUARANTEE WITH RESPECT THERETO
                                (Title of class)

  COMMON STOCK, PAR VALUE $1.00 PER SHARE                             NONE
(Title of all other classes of securities for      (Title of all other classes of securities for
   which a duty to file reports under                  which a duty to file reports under
     section 13(a) or 15(d) remains)                    section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    /X/              Rule 12h-3(b)(1)(i)    /_/
         Rule 12g-4(a)(1)(ii)   /_/              Rule 12h-3(b)(1)(ii)   /_/
         Rule 12g-4(a)(2)(i)    /_/              Rule 12h-3(b)(2)(i)    /_/
         Rule 12g-4(a)(2)(ii)   /_/              Rule 12h-3(b)(2)(ii)   /_/
                                                 Rule 15d-6             /_/

Approximate number of holders of record as of the certification or notice date:
None



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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Southern Financial Capital Trust I has caused this certification/notice to be signed on behalf by the undersigned duly authorized person.

Date:  July 15, 2005                 By: /s/ Robert L. Davis
                                         ---------------------------------------
                                         Robert L. Davis
                                         General Counsel and Corporate Secretary
                                         of Provident Bankshares Corporation,
                                         and Administrative Trustee of
                                         Southern Financial Capital Trust I